BB 2/25

AB 2/27

06003310

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 23 2006
WASH. D.C.
209

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 12400 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Industry Savings Plans, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**5990 Greenwood Plaza Boulevard, Suite 325**
(No. and Street)

| Greenwood Village | CO | 80111 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Joanne E. Ashton** **(303) 220-8500**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Spicer Jeffries LLP**
(Name – *if individual, state last, first, middle name*)

| 5251 S Quebec St, Suite 200 | Greenwood Village | CO | 80111 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 12 2006
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/11/06

## OATH OR AFFIRMATION

I, Joanne E. Ashton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Industry Savings Plans, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary/Treasurer/Financial Principal

Title

JEANETTE GUTIERREZ
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 05/13/2006

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**INDUSTRY SAVINGS PLANS, INC.**

**TABLE OF CONTENTS**

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Industry Savings Plans, Inc.

We have audited the accompanying statement of financial condition of Industry Savings Plans, Inc. as of December 31, 2005, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Industry Savings Plans, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 20, 2006

## INDUSTRY SAVINGS PLANS, INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2005

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 216,633 |
| Securities owned, at fair market value | | 10,554 |
| Commissions receivable | | 9,193 |
| Other assets | | 1,033 |
| ***Total assets*** | **$** | **237,413** |

### LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Accounts payable | $ | 5,400 |
| Commissions payable | | 3,664 |
| Payable to affiliate | | 7,756 |
| Deferred tax liability | | 2,786 |
| ***Total liabilities*** | | 19,606 |
| **COMMITMENTS AND CONTINGENCIES** (Note 4) | | |
| **SHAREHOLDER'S EQUITY:** (Note 2) | | |
| Common stock, $1 par value; 50,000 shares authorized; 25,000 shares issued and outstanding | | 25,000 |
| Additional paid-in capital | | 68,191 |
| Retained earnings | | 124,616 |
| ***Total shareholder's equity*** | | 217,807 |
| | **$** | **237,413** |

The accompanying notes are an integral part of this statement.

## INDUSTRY SAVINGS PLANS, INC.

## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| **REVENUE:** | | |
| Commissions | $ | 91,819 |
| Interest income | | 3,993 |
| Unrealized gain on investment | | 7,494 |
| ***Total revenue*** | | 103,306 |
| **EXPENSES:** | | |
| Commissions | | 38,411 |
| License fees | | 14,770 |
| General and administrative | | 17,731 |
| Professional fees | | 5,444 |
| ***Total expenses*** | | 76,356 |
| **NET INCOME BEFORE INCOME TAXES** | | 26,950 |
| **INCOME TAXES** (Note 1) | | 10,867 |
| **NET INCOME** | **$** | **16,083** |

The accompanying notes are an integral part of this statement.

# INDUSTRY SAVINGS PLANS, INC.

## STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2005

| | Common Stock | | Additional Paid-In Capital | Retained Earnings |
|---|---|---|---|---|
| | Shares | Amount | | |
| **BALANCES,** December 31, 2004 | 25,000 | $ 25,000 | $ 68,191 | $ 108,533 |
| Net income | - | - | - | 16,083 |
| **BALANCES,** December 31, 2005 | **25,000** | **$ 25,000** | **$ 68,191** | **$ 124,616** |

The accompanying notes are an integral part of this statement.

## INDUSTRY SAVINGS PLANS, INC.

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| **CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:** | |
| Net income | $ 16,083 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Unrealized gain on investments | (7,494) |
| Decrease in commissions receivable | 1,805 |
| Increase in other assets | (270) |
| Increase in accounts payable | 100 |
| Decrease in commissions payable | (68) |
| Decrease in payable to affiliate | (10,314) |
| Increase in deferred tax liability | 2,786 |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | 2,628 |
| **CASH AND CASH EQUIVALENTS, at beginning of year** | 214,005 |
| **CASH AND CASH EQUIVALENTS, at end of year** | **$ 216,633** |

The accompanying notes are an integral part of this statement.

## NOTES TO FINANCIAL STATEMENTS

### *NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

***Organization and Business***

Industry Savings Plans, Inc. (the "Company") was incorporated in Colorado in 1965. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and operates in one industry segment, the sale of mutual funds and variable annuities. The Company is a wholly-owned subsidiary of Preferred Financial Corporation (the "Parent"), which is a wholly-owned subsidiary of Health Care Service Corporation ("HCSC").

The Company, under Rule 15c3-3(k)(1), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company's broker transactions are limited to the sale and redemption of redeemable securities of registered investment companies. The Company does not carry or clear customer accounts.

***Cash and Cash Equivalents***

For purposes of the statement of cash flows, the Company considers investments with maturities less than three months to be cash equivalents. At December 31, 2005, cash equivalents include $124,112 invested in a money-market mutual fund.

***Investments***

Marketable securities are valued at market value and securities not readily marketable are valued at estimated fair value as determined by management.

***Income Taxes***

The Company provides for deferred income taxes under the liability method. As of December 31, 2005, the Company had temporary differences of $2,786 between the book and tax bases of its assets and liabilities.

The operating results of the Company are included in the consolidated income tax returns filed by HCSC and its affiliates. HCSC's policy is to allocate income tax liabilities or benefits to the Company on a separate return basis as net income or losses are incurred.

***Commission Income and Expense***

The Company earns commissions solely from the sale of shares of mutual funds and variable annuities through a network of registered representatives. The registered representatives receive a commission, which generally varies from 80% to 90% of the commission earned by the Company.

## *NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)*

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## *NOTE 2 - NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2005, the Company had net capital and net capital requirements of $205,604 and $25,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.08 to 1. According to Rule 15c3-1 the Company's net capital ratio shall not exceed 15 to 1.

## *NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS*

The Company has no full-time employees and shares facilities with its Parent and its affiliates.

At December 31, 2005, the payable to affiliates consists of a $7,756 payable to the Parent for federal and state income tax estimates, and a $2,786 payable for deferred income tax estimates.

## *NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES*

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is an introductory broker-dealer participating only in the distribution of shares of registered open end investment companies and the sale of variable annuity accounts. The Company does not maintain customer accounts and it does not receive customer funds.

The Company's financial instruments, including cash, receivables, other assets, payables and other liabilities are carried at amounts that approximate fair value due to their short term maturities. Securities owned are valued as described in Note 1.

## SUPPLEMENTAL INFORMATION

# INDUSTRY SAVINGS PLANS, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2005

| | | |
|---|---|---|
| **CREDIT:** | | |
| Shareholder's equity | $ | 217,807 |
| **DEBITS:** | | |
| Nonallowable assets: | | |
| Other assets | | 1,033 |
| **NET CAPITAL BEFORE HAIRCUTS** | | 216,774 |
| Haircut on money market funds | | 11,170 |
| **NET CAPITAL** | | 205,604 |
| Minimum requirements of 6-2/3% of aggregate indebtedness of $16,820 or $25,000, whichever is greater | | 25,000 |
| ***Excess net capital*** | **$** | **180,604** |
| **AGGREGATE INDEBTEDNESS:** | | |
| Accounts payable | $ | 5,400 |
| Commissions payable | | 3,664 |
| Payable to affiliate | | 7,756 |
| ***Total aggregate indebtedness*** | **$** | **16,820** |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | **0.08 to 1** |

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unauditied Form X-17A-5 as of December 31, 2005.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Industry Savings Plans, Inc.

In planning and performing our audit of the financial statements and supplementary information of Industry Savings Plans, Inc. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Industry Savings Plans, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Industry Savings Plans, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

In addition, our review indicated that Industry Savings Plans, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(1) as of December 31, 2005, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 20, 2006

INDUSTRY SAVINGS PLANS, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005